UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934
               (Amendment No. Original Filing)*

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                        (Name of Issuer)
                      DataWave Systems, Inc.
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                  (Title of Class of Securities)
                          Common Shares
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                         (CUSIP Number)
                           237921-20-0
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   (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)
             Mr. David C. Bryan, Executive Vice President
                      Integrated Data Corp.
                  625 W. Ridge Pike, Suite C-106
              Conshohocken, Pennsylvania  19428-1192
                   Tel. (610) 825-6224 Ext 1701
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    (Date of Event Which Requires Filing of this Statement)
                        December 16, 2002

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsection 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  237921-20-0
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1.  Name(s) of Reporting Person(s).
    I.R.S. Identification Numbers of above person(s):

 Integrated Data Corp. ("IDC"), Federal Tax I.D. No. 23-2498715
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2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
    (a)
    (b)  X
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3.  SEC Use Only
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4.  Sources of Funds (See Instructions):

    OO. On December 16, 2002, IDC acquired 17,949,000 shares of the Issuer (the "Shares") from six individuals and companies (the "Selling Shareholders"), who themselves had acquired the Shares the same day in a simultaneous distribution from Cash Card Communications Corp. Ltd., a privately held Bermuda corporation ("C4"). Consideration for the Shares was an aggregate 1,794,900 newly issued shares of IDC issued to the Selling Shareholders in proportion to their various holdings of the C4 (the "IDC Shares"). The IDC Shares are subject to the restrictions on trading imposed by Rule 144 under the Securities Act of 1933.
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5.  Check if Disclosure of Legal Proceedings Is Required
Pursuant to Item 2(d) or 2(e):  Not applicable.
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6.  Citizenship or Place of Organization:

    IDC is a Delaware corporation.
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Number of     7.  Sole Voting Power:  17,949,000
Shares        --------------------------------------------------
Beneficially  8.  Shared Voting Power:  0
Owned by      --------------------------------------------------
Each          9.  Sole Dispositive Power:  17,949,000
Reporting     --------------------------------------------------
Person        10. Shared Dispositive Power:  0
With
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11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  17,949,000
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares:  Not applicable.
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13.  Percent of Class Represented by Amount in Row (11):
40.905%
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14.  Type of Reporting Person:  CO.
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Item 1.  Security and Issuer:

This statement relates to the common stock of the Issuer,
DataWave Systems, Inc., a Yukon (Canada) corporation, having its principal executive offices at:
               101 W. 5th Avenue
               Vancouver, BC   V5Y 4A5  CANADA ("DataWave")

Item 2.  Identity and Background

This statement is filed by:

(a)  Integrated Data Corp.  ("IDC")

(b)  625 W. Ridge Pike, Suite C-106
      Conshohocken, Pennsylvania  19428-1192

(c) IDC is a public company; its shares trade on the OTCBB under the trading Symbol "ITDD." Until November 2002, ITC was known as "Clariti Telecommunications International, Ltd." Under that name it filed for protection under provisions of Chapter 11 of the U.S. Bankruptcy Code on April 18, 2002, and emerged from Chapter 11 on November 12, 2002. (In re: Clariti Telecommunications International, Ltd., United State Bankruptcy Court, E.D.Pa. at Philadelphia, No. BKY 02-157817.) IDC is engaged in the business of developing and marketing certain patented proprietary electronic wireless communication products and services. Certain of IDC's products in development have applications that tend to support and improve the technologies and products of the Issuer.

(d) IDC was organized in 1991, and since that time has not been subject to any criminal or administrative proceedings, with the exception of the Chapter 11 bankruptcy proceeding referred to in sub paragraph (c) above (the "Clariti Bankruptcy").

(e) During its recent history IDC (as Clariti) was involved in several civil litigation proceedings in the United States and also in the Republic of France. All of those matters that were still pending at the time of its filing for Chapter 11 protection have been resolved as part of the bankruptcy process. The French litigation proceeded to a judgment in favor of Clariti. At the present time IDC is not a party to any pending, or (to the knowledge of management) threatened litigation or administrative proceedings.

(f) U.S., Delaware.

Item 3.  Source and Amount of Funds or Other Consideration:

During the pendancy of the Clariti Bankruptcy, C4 and a closely affiliated Bahamas privately held company, Ansteed Investment Ltd. ("Ansteed"), which was the largest secured creditor of Clariti, continued to provide interim financing to Clariti so that its engineering and R&D staff and certain key executives could continue to function with the intended goal of enabling Clariti to emerge from bankruptcy as a going business with its U.S. and foreign patents, its valuable and marketable technologies, and (as a 1934 Securities Exchange Act reporting company), shares that were publicly traded and listed on the OTCBB. All together during and immediately following the Clariti Bankruptcy, C4, with agreement of Ansteed, has provided $403,000 in interim operating capital to Clariti and a further $300,000 in settlement of the claims of Clariti's creditors, for a total of $703,000. C4 obtained these funds from the group of Selling Shareholders. After the Clariti bankruptcy, the Selling Shareholders emerged as the principal shareholders of IDC, an election having been made to convert certain of the loans into shares of the common stock of IDC.

Also, after Clariti's emergence from bankruptcy, a decision was taken by senior management at C4 to divest C4 of its 17,949,000 share holding of the Issuer by distributing those shares to the Selling Shareholders, each of whom was willing to exchange that Selling Shareholder's respective shares of the Issuer at an exchange ratio of 10 of the Issuer's shares for each IDC share.

Item 4.  Purpose of Transaction

(a) Acquisition of the Shares gives IDC a control block of 40.905% of the Issuer's capital stock.

(b) IDC is engaged in discussions with certain individuals who are holders of substantial positions in the stock of the Issuer, with the goal of increasing its shareholding from 40.905% to 50% or greater, which, among other things, would enable IDC to consolidate the Issuer's financial statements with its own statements for accounting and reporting purposes.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable

(g) Not applicable

(h) Not applicable

(i) Not applicable

(j) Only to the extent as set forth in (a) and (b) above.

Item 5.  Interest in Securities of the Issuer

(a) 17,949,000 shares of common stock, which represents 40.905% of the authorized, issued and outstanding securities of the Issuer.

(b) See Lines 7-10 of the Cover Page of this statement.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

There are no such contracts, arrangements, understandings or relationships (legal or otherwise) in effect as of the date of this statement.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Acquisition and Share Exchange Agreement, dated as of December 13, 2002.

Exhibit B:  Report on Acquisition filed with the British
Columbia Securities Commission dated as of December 18, 2002 and
Schedule "A" thereto, Press Release of IDC.


Signature

After reasonable inquiry and to the best of IDC's knowledge and belief, it is hereby certified that the information set forth in this statement is true, complete and correct.


Conshohocken, Pennsylvania
Dated: 23rd December 2002

                                INTEGRATED DATA CORP.



                                By:  /s/Abraham Carmel
                                   -------------------------
                                   Abraham Carmel
                                   Chief Executive Officer,
                                   President, & Acting
                                   Chief Financial Officer





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                            Exhibit A
          To Integrated Data Corp's Schedule 13D filing
                       dated 23 December 02




             Acquisition and Share Exchange Agreement

This acquisition and share exchange agreement (the "Agreement") is made and entered into as of the 13h day of December 2002, by and among Integrated Data Corp., a Delaware corporation having its principal place of business at 625 W. Ridge Pike, Suite C-106, Conshohocken, Pennsylvania 19428 (the "Purchaser"), first party; Cash Card Communications Corp., a company organized and existing under the Bermuda Companies Act, having its principal place of business at 43 Victoria Street, Hamilton, Bermuda HM 12 ("C4"), second party; and those certain individual shareholders of C4 whose names and addresses are set forth in Appendix I to this Agreement (collectively, the "Selling Shareholders," and individually each a "Selling Shareholder").

                             Recitals

A. The Purchaser is a company specializing in certain high-technologies, including advanced wireless enabling technology for use on existing global FM radio infrastructure that is patented and proprietary (known as the ClariCAST system). The Purchaser's common stock trades on the Nasdaq OTCBB under the symbol ITDD.

B. Prior to December 8, 2002 C4 owned 17,949,000 ordinary shares of DataWave Systems, Inc. ("DWS"), a Yukon company listed on the TSE Venture and traded there as DTV. DataWave Systems, Inc., also trades on the Nasdaq OTCBB as DWVSF.

C. Pursuant to a distribution made to them by C4, dated as of the December 8, 2002, the Selling Shareholders in the aggregate own the 17,949,900 ordinary shares of DWS described in the preceding paragraph, (the "DWS Shares"), constituting approximately 41% of the issued share capital of DWS.

D. The Purchaser is desirous of acquiring the DWS Shares from the Selling Shareholders in exchange for issuing shares to the Selling Shareholders of its own common stock pursuant to provisions of this Agreement set forth below.

E. The Selling Shareholders (and each of them), are desirous of exchanging their respective allocations of the DWS Shares for proportionate shares of the Purchaser, pursuant to provisions of this Agreement set forth below, as their several interests appear in Appendix E.

                       Agreement Provisions

1. Offer to Purchase. The Purchaser hereby offers to purchase the DWS Shares, and in exchange therefore it tenders an aggregate of 1,749,900 shares of its common stock, par value $0.001 per share (the "IDC Shares"), to the Selling Shareholders allocated to each individual Selling Shareholder as that Selling Shareholder's respective interest in the DWS Shares is set forth in Appendix E.

2. Acceptance of Offer. The Selling Shareholders (and each of them) hereby accept the Purchaser's offer to exchange IDC Shares for DWS Shares as set forth in Appendix E, and hereby agree collectively and individually to be bound by the restrictions on transfer relating to the IDC Shares set forth in this Agreement.

3. Consent of C4. C4 hereby consents to the terms and conditions of this Agreement.

4.  Certain Restrictions on Transfer of IDC Shares under Rule
144. The Selling Shareholders understand that the IDC Shares have not been registered under the Securities Act of 1933 (the "Act"), and thus constitute "Restricted Shares" as that term is known and described under applicable Rules and Regulations under the Act, and specifically are subject to the restrictions on their re-sale imposed by Rule 144 under the Act.

5. Registration of the IDC Shares. IDC hereby undertakes to register the IDC Shares as provided in the Registration Rights
Agreement attached to this Agreement as Exhibit 5 hereto.

Representations and Warranties

6.  The Purchaser represents and warrants to C4 and the Selling
Shareholders that:

6.1 Its entering into this Agreement has been authorized by its board of directors;

6.2 The IDC Shares issued as consideration for the DWS
Shares have been duly authorized, validly issued, and when paid for in exchange for the DWS Shares as contemplated by the terms of this Agreement, will be fully paid and nonassessable; and

6.3 The Purchaser is a corporation duly organized and existing under the laws of the State of Delaware, is in good standing in Delaware, and has been authorized to conduct business and is in good standing in such other jurisdictions where the ownership of its property and conduct of its operations make such authorization necessary or desirable.

7.  C4 represents and warrants to the Purchaser and the Selling
Shareholders that:

7.1 Its entering into this Agreement has been authorized by its board of directors;

7.2 At the time of their initial issuance to C4, the DWS Shares were duly authorized, validly issued, fully paid, and nonassessable;

Miscellaneous Provisions

8.  Time. Time is of the essence of this Agreement.

9. Survival. Any of the terms and covenants contained in this Agreement which require the performance of a party after the Closing shall survive the Closing and delivery of this Agreement.

10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its Conflicts of Laws Rules.

11. Titles and Captions. All article, section and paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement.

12. Entire Agreement. This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Agreement.

13. Modifications Must Be in Writing. This Agreement may not be changed orally. All modifications of this Agreement must be in writing and must have been signed by each party.

14. Agreement Binding. This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

15. Further Action. The parties hereto shall execute and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of this Agreement.

16. Good Faith, Cooperation and Due Diligence. The parties hereto covenant, warrant and represent to each other good faith, complete cooperation, due diligence and honesty in fact in the performance of all obligations of the parties pursuant to this Agreement

17. Counterparts. This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all the parties hereto even though all the parties are not signatories to the original or the same counterpart.

18. Facsimile Signatures. Facsimile transmission of any signed original document, and the retransmission of any signed facsimile transmission, shall be the same as delivery of the original signed document. At the request of any party, a party shall confirm documents with a facsimile transmitted signature by signing an original document.

19. Parties in Interest. Nothing herein shall be construed to be to the benefit of any third party, nor is it intended that any provision shall be for the benefit of any third party.

20. Savings Clause. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.


WITNESS THE FOLLOWING SIGNATURES, as of the date first written above:


INTEGRATED DATA CORP.                      CASH CARD COMMUNICATIONS CORP.,


By:________________________        By:________________________


THE SELLING SHAREHOLDERS:  PLEASE SEE ATTACHMENT FOR PROPER FORMAT




                            Appendix 1

                       SELLING SHAREHOLDERS

                    (Intentionally left blank.)





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                          Exhibit B
          To Integrated Data Corp's Schedule 13D filing dated 23 December 02




                     REPORT OF ACQUISITION

Pursuant to Section 111 of the Securities Act (British Columbia)
    Pursuant to Section 101 of the Securities Act (Ontario)

1.  Name of the Offeror
     Integrated Data Corp.
     625 W. Ridge Pike, Suite C-106
     Conshohocken, Pennsylvania USA  19428

2.  Number of Securities Acquired
     (a) 17,949,000 common shares of DataWave Systems, Inc. (the
"Company")

3.  Number of Securities Held in the Company
     As a result of the acquisition of the 17,949,000 shares of the Company described in Paragraph 2.(a) above, the Offeror beneficially owns or has the power to exercise control or direction over, a total of 17,949,000 common shares of the Company, representing 40.905% of the issued and outstanding shares of the Company.

4.  Market of Acquisition
     Purchased in a private off-market transaction from:
Six individuals and corporations that previously had been lenders (the "Lenders") to Cash Card Communications Corp., a Bermuda corporation ("C4"), that had held all 17,949,000 shares and distributed them proportionally to the Lenders, who as part of the same transaction thereupon exchanged their respective shares of the Company for an aggregate of 1,794,900 restricted shares (under Rule 144 of the Securities Act of 1933) of the Offeror. Thus the consideration for each ten of the Company's shares was one share of the Offeror.

5.  Purpose of Acquisition
     C4 is a privately held company in the process of divesting itself of investments in other companies. The
Offeror is a company whose shares are traded on the OTCBB
(trading symbol ITDD), and is developing products and technologies in related fields to those of the Company.
This acquisition provides the Offeror with a controlling stock position in the shares of the Company.

6.  Description of Material Changes Since Previous Report
     This is the initial report of the Offeror under
Section 93 of the Act.

7.  Joint Actors
     There are no other persons or companies acting jointly or in concert with the Offeror in connection with the disclosure required by Subparagraph 2 and 3 hereof.

A copy of the news release is attached as Schedule "A."

Dated at Conshohocken, Pennsylvania as of the 18th day of December, 2002.

                                 INTEGRATED DATA CORP.



                                 By:___________________________
                                 Abe Carmel, President


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                          SCHEDULE "A"
         To Integrated Data Corp's Report on Acquisition
                       dated 18 December 02

INTEGRATED DATA CORP.
PRESS RELEASE
December 18, 2002

                   Integrated Data Corp. Purchases
              17,949,000 Shares of DataWave Systems, Inc.


Conshohocken, PA, USA, December 18, 2002 -- Integrated Data Corp., a Delaware corporation ("IDC") (Nasdaq OTCBB Symbol ITDD) in a Form 8-K filing Monday, December 16, 2002, with the U.S. Securities and Exchange Commission, made known its purchase as of that date with immediate effect of 17,949,000 freely tradable shares of DataWave Systems, Inc. ("DataWave"), a Yukon Canada company, which trades on the TSE Venture Exchange with the Symbol DTV and on the Nasdaq OTCBB with the Symbol DWVSF. DataWave shares are currently trading at a mid-price of US$0.12 per share. The shares acquired by IDC constitute a controlling interest of 40.905% of the outstanding shares of DataWave.

The consideration paid to the six selling shareholders (consisting of various individuals and companies, who acquired the shares in a distribution that same day from Cash Card Communications Corp., Ltd, a privately held Bermuda company) was $1,794,900, satisfied by the issuance to the selling shareholders of an aggregate 1,794,900 shares of IDC's newly issued common stock that is subject to the restrictions on trading imposed by Rule 144 under the Securities Act of 1933. IDC expects that the newly issued shares will be registered for trading in the near future. Shares if IDC (as of the close of business on December 17, 2002), are currently trading at a mid-price of approximately $4.15 per share on the OTCBB.

IDC is considering the acquisitions of further shares of DataWave in the near future and will announce upon the occurrence of such event.


Special Note Regarding Forward-Looking Statements:   This press
release contains certain forward-looking statements that involve risks and uncertainties, including statements about the registration of IDC shares and IDC's consideration to acquire additional shares of DataWave stock. Factors that could cause or contribute to such risks and uncertainties include, but are not limited to, general economic and business conditions, changes in consumer demand for certain products and services, and various other factors beyond the control of the company. This includes such factors as described from time to time in the SEC reports filed by Integrated Data Corp.


For further information, please contact:

Abe Carmel
Chairman & CEO
Integrated Data Corp.
Phone:  610-825-6224 x1703
Email:  ACarmel@IntegratedDataCorp.com

Dave Bryan
Executive Vice President
Integrated Data Corp.
Phone:  610-825-6224 x7101
Email:  DBryan@IntegratedDataCorp.com